SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2005

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from to

Commission file Number 0-27782

The Dime Savings Bank of Williamsburgh 401(k) Plan
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY 11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held At End Of Year) as of December 31, 2005	9

SIGNATURES	10

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

The Dime Savings Bank of Williamsburgh:

We have audited the accompanying statements of net assets available for plan benefits of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of assets held at end of year is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
June 29, 2006

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
INVESTMENTS, AT FAIR VALUE (Notes 1(f), 2(d) and 4):
Fixed Income Funds:
PIMCO Total Return Administrative Fund	$1,210,500	$1,115,054
Total fixed income funds	1,210,500	1,115,054
Equity Funds:
Alger Mid Cap Growth Retirement Portfolio Fund	837,065	676,174
American Century International Growth Fund	-	324,950
RSI Retirement Trust International Equity Fund	534,297	-
American Century Ultra Fund	221,660	173,990
SSGA S&P 500 Index Fund	1,517,164	1,403,141
Neuberger Berman Genesis Fund Trust	1,794,069	1,308,431
RSI Retirement Trust Value Equity Fund	1,138,389	957,759
Total equity funds	6,042,644	4,844,445
Asset Allocation funds:
RS Group Trust Co. Aggressive Asset Allocation	23,984	29,418
RS Group Trust Co. Conservative Asset Allocation	38,595	19,046
RS Group Trust Co. Moderate Asset Allocation	336,768	337,220
Total asset allocation funds	399,347	385,684
INVESTMENTS, AT CONTRACT VALUE (Notes 1(f), 2(d) and 4):
RS Group Trust Co. Stable Value Fund	5,037,452	4,449,764

Dime Community Bancshares, Inc. Common Stock Fund
Stock Investment	8,082,047	10,146,785
RS Group Federal Prime Obligation	187,544	291,059
	8,269,591	10,437,844
Participant Loans (Note 1(h))	397,122	377,979

TOTAL INVESTMENTS	21,356,656	21,610,770

DUE FROM THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY
BANCSHARES, INC.AND CERTAIN AFFILIATES ("ESOP") (Note 1(c))	397,837	409,036

INTEREST RECEIVABLE	-	-

FORFEITURE CASH BALANCE	3,204	684

LIABILITIES:
Payable for fund purchases	(38,656)	-

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$21,719,041	$22,020,490
See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:	2005
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Fixed income funds	$18,144
Equity funds	342,985
Asset allocation funds	24,233
Employer stock fund	(1,852,692)

Total net depreciation in fair value of investments	(1,467,330)

Interest and dividend income	708,166

Investment loss, net	(759,164)

Participant contributions	1,289,134
Net change in contributions receivable from the Employee Stock Ownership Plan	(11,199)

Total additions, net	518,771

DEDUCTIONS:
Benefits paid to participants	800,226
Administrative expenses	19,994

Total deductions	820,220

NET DECREASE	(301,449)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	22,020,490

End of year	$21,719,041

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.  DESCRIPTION OF PLAN

The following is a brief description of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”). This description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    a.    General - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”).

    b.     Eligibility and Participation - Participation in the Plan is voluntary. An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee. An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

    c.     Contributions - Employee contributions of up to 25% of compensation, as defined in the Plan document, are permitted. There are currently no direct contributions to the Plan either made or required to be made by Dime Community Bancshares, Inc. (the “Company”) or The Dime Savings Bank of Williamsburgh (the “Bank”).

        Effective July 1, 2000, the Company or the Bank makes a required 100% vested cash contribution to participants in the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Affiliates (the “ESOP”) in the amount of 3% of total W-2 compensation (including amounts deducted from W-2 compensation for pre-tax benefits such as health insurance premiums and contributions to the Plan). This contribution is guaranteed through December 31, 2006 (unless the ESOP is terminated before then) and will be discretionary after that date. The contribution is automatically transferred to the Plan, regardless of whether or not the individual otherwise participates in the Plan. Upon transfer of funds to the Plan, the participant has the ability to invest this contribution in any of the investment options currently offered under the Plan. This annual employer contribution is made in the first quarter of each year based upon the total compensation through December 31st of the previous year. In March 2005, a contribution of $409,036 was made to eligible participants based upon compensation for the period January 1, 2004 through December 31, 2004. In March 2006, a contribution of $397,837 was made to eligible participants based upon compensation for the period January 1, 2005 through December 31, 2005.

    d.    Participant Accounts -Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    e.    Vesting - All participants are 100% vested in the value of the annual 3% employer contribution to the Plan and any investment income that these funds may earn. Participant contributions and earnings thereon are nonforfeitable.

   f.   Investment Options - Participants direct the investment of their account balances into various options offered by the Plan. As of both December 31, 2004 and 2005, there were twelve investment options available in the Plan. Investment options include one fixed income fund, six equity funds, three asset allocation funds, one capital preservation fund and one employer stock fund. The asset allocation funds include the RS Group Trust Co. Stable Value Fund, which invests in fully benefit responsive guaranteed investment contracts issued by insurance companies, bank investment contracts, and cash and cash equivalents.

      All investment options are participant directed. Retirements Systems Group Inc. (“RSI”) ("Trustee") acts as trustee for all investments in the Plan.

     Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.

    g.    Withdrawal of Funds - On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account, or annual installments limited to a ten-year period.

h.    Loans to Participants - Loans are permitted, subject to current IRS statutes and regulations. Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Prior to June 11, 1998, participants were permitted no more than one outstanding loan at any time. The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding loans at any time. Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%. The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years. The loans are secured by the balances in the participant’s account. Loan repayments are made by automatic payroll deduction.

       i.   Payment of Benefits - On termination of services due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments limited to a ten-year period.

       j.    Forfeitures - If a participant is not fully vested in previous contributions made by the Company or Bank and terminates his or her employment, the units representing the nonvested portion of his or her account shall constitute forfeitures. Forfeitures are allocated to participants, on a pro rata basis, based upon their before-tax contribution accounts. Forfeitures totaled $3,204 during the year ended December 31, 2005. There were no forfeitures during the year ended December 31, 2004.

    k.    Plan Termination - Although the Company or Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become 100% vested in their individual account balances (including the Bank’s contributions) at the termination date.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies followed by the Plan are as follows:

   a.   Basis of Presentation Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared on the accrual basis of accounting.

    b.  Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as well as the reported amounts of changes in net assets available for plan benefits. Actual results could differ from those estimates.

    c.   Risks and Uncertainties - The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

    d.   Investments - The Plan’s pooled investment funds are carried at fair value based on the Plan’s proportionate share of units of beneficial interest in the respective funds, except for the RS Group Trust Co. Stable Value Fund, which primarily consists of investment contracts that are carried at the contract value. The securities in the registered investment companies are traded on national securities exchanges and are valued at their quoted market prices at the end of the year. The common stock of the Company is carried at fair value based upon the quoted market price at the end of the year. Short-term investments are carried at cost, which approximate fair value. Loans to participants are carried at the principal amount of the loans outstanding, which approximates fair value.

        Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

        Investment transactions are accounted for on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are recorded on the average cost basis.

     e.   Administrative Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustees to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers’ commissions, registration charges, or administrative expenses of the Trustees, shall be paid from the Plan or from such investment account to which such expenses directly relate. The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

3.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include are shares in pooled investment funds managed by RSI. RSI is the a trustee as defined by the Plan, and therefore, these transactions qualifyies as a party-in-interest transactions.

Certain administrative functions are performed by officers and employees of the Company or the Bank. No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

At December 31, 2005 and 2004, the Plan held 553,186 and 566,543 shares, respectively, of common stock of Dime Community Bancshares, Inc., the Plan sponsor, with a cost basis of $2,586,797 and $2,650,924, respectively. Dividend income received on these shares of common stock totaled $315,259 and $349,695, respectively during the years ended December 31, 2005 and 2004.

4.  INVESTMENTS

The Plan’s investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table. All investments are participant directed.

	December 31, 2005		December 31, 2004
	Units	Current Value	Units	Current Value

PIMCO Total Return Administrative Fund	115,286	$1,210,500	104,504	$1,115,054
SSGA S&P 500 Index Fund	73,828	1,517,164	70,262	1,403,141
Neuberger Berman Genesis Fund Trust	36,953	1,794,069	30,607	1,308,431
RS Group Trust Co. Stable Value Fund	147,735	5,037,452	135,280	4,449,764
RSI Retirement Trust Value Equity Fund (a)	11,197	1,138,389	10,035	957,759
Dime Community Bancshares, Inc. Common Stock Fund	553,186	8,269,591	566,543	10,437,844

(a)	The current value of the investment did not exceed 5% of the net assets available for plan benefits as of December 31, 2004.

During the year ended December 31, 2005, the Plan's individual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
PIMCO Total Return Administrative Fund	(30,367)
Alger Mid Cap Growth Retirement Portfolio Fund	986
American Century International Growth Fund	38,523
RSI Retirement Trust International Equity Fund	22,532
American Century Ultra Fund	7,122
SSGA S&P 500 Index Fund	43,982
Neuberger Berman Genesis Fund Trust	206,806
RSI Retirement Trust Value Equity Fund	71,546
RS Group Trust Co. Aggressive Asset Allocation	1,849
RS Group Trust Co. Conservative Asset Allocation	1,441
RS Group Trust Co. Moderate Asset Allocation	20,943
Dime Community Bancshares, Inc. Common Stock Fund	(1,852,693)
Net depreciation in fair value of investments	$(1,467,330)

5.  FEDERAL INCOME TAXES

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable Internal Revenue Service determination letter dated August 27, 2002. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and that they continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
FORM 5500, PART IV, SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
Party In				Current
Interest	Identity of Issuer	Description of Investments	Cost	Value
	REGISTERED INVESTMENT COMPANIES:
*	RSI Retirement Trust	Value Equity Fund	**	$1,138,389
*	RSI Retirement Trust	International Equity Fund	**	534,297
	Alger	Mid Cap Growth Retirement Portfolio Fund	**	837,065
	PIMCO	Total Return Administrative Fund	**	1,210,500
	American Century	International Growth Fund	**	-
	American Century	Ultra Fund	**	221,660
	SSGA	S&P 500 Index Fund	**	1,517,164
	Neuberger Berman	Genesis Fund Trust	**	1,794,069

	Total Registered Investment Companies			$7,253,144

	COMMON/ COLLECTIVE TRUSTS:
*	RS Group Trust Co.	Conservative Asset Allocation	**	38,595
*	RS Group Trust Co.	Moderate Asset Allocation	**	336,768
*	RS Group Trust Co.	Aggressive Asset Allocation	**	23,984
*	RS Group Trust Co.	Stable Value Fund	**	5,037,452

	Total Common/ Collective Trusts			$5,436,799

	EMPLOYER SECURITIES
*	Dime Community Bancshares, Inc.	Common Stock Fund - Common	**	8,082,047

	INTEREST BEARING CASH (INCLUDING MONEY MARKET ACCOUNTS AND CERTIFICATES OF DEPOSIT):
*	RSI Group Trust Co.	Federal Prime Obligation	**	187,544

	PARTICIPANT LOANS:
*		Employee Loans Receivable (78 loans with interest rates ranging from 5.00% to 10.50%, and maturities ranging from February 2006 through September 2015).	**	397,122

		TOTAL		$21,356,656

* Party-in-interest.
** Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated: June 29, 2006    /s/ VINCENT F. PALAGIANO
Vincent F. Palagiano
Chairman of the Board and Chief Executive Officer

Dated: June 29, 2006    /s/ KENNETH J. MAHON
Kenneth J. Mahon
Executive Vice President and Chief Financial Officer